UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

First Chester County Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	23-2288763
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

9 North High Street West Chester, Pennsylvania	19380
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $1.00 par value per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:  None.

Item 1.           Description of Registrant’s Securities to be Registered.

Description of First Chester County Common Stock

General

First Chester County Corporation (“FCCC”) is authorized to issue 25,000,000 shares of common stock, par value $1.00 per share, of which 6,307,775 were issued and outstanding as of September 30, 2009. FCCC also held, as of that date, 24,200 shares in treasury as issued but not outstanding shares. As of September 30, 2009, FCCC had approximately 1,017 shareholders of record.

The common stock has no preemptive, subscription or conversion rights or redemption or repurchase provisions. These shares are non-assessable and require no sinking fund. Each shareholder is entitled to receive dividends that may be declared by the board of directors and to share pro rata in the event of dissolution or liquidation.

Voting Rights

Holders of FCCC common stock are entitled to one vote for every share standing in his or her name on the books of FCCC, unless otherwise provided by law or in FCCC’s articles of incorporation.  In addition, unless otherwise provided by law, or in FCCC’s articles of incorporation or bylaws, the vote of the holders of a majority of the shares having voting powers, present in person or represented by proxy, shall decide any question brought before such meeting.

Dividends

Each shareholder is entitled to receive dividends that may be declared by the board of directors out of legally available funds. FCCC has historically paid dividends to its shareholders on a quarterly basis.

Under the Pennsylvania Business Corporation Law of 1988, FCCC may not pay a dividend if, as a result of the dividend:

• FCCC would be unable to pay its debts as they become due, or

• FCCC’s total assets would be less than its total liabilities plus an amount needed to satisfy any preferential rights of shareholders.

Because the dividends paid by FCCC are upstreamed from its sole subsidiary, First National Bank of Chester County (“FNB”), the payment of dividends is also subject to the restrictions set forth in the National Bank Act, which provides that dividends may be declared by the board of directors and paid from the net profits of FNB as the board of directors shall judge expedient. Dividends may be paid only if:

• The payment would not impair FNB’s capital structure;

• If FNB’s surplus is at least equal to its common capital;

• The dividends declared in any year do not exceed the net profits in that year and the net profits retained in the two preceding years;

• No losses have been sustained equal to or exceeding its undivided profits; and

• FNB continues its operations at an amount greater than its net profits, deducting therefrom its losses and bad debts.

In addition, the ability of FNB to pay dividends may be affected by the various minimum capital requirements and the capital and noncapital standards under the Federal Deposit Insurance Corporation Improvement Act of 1991 (the “FDICIA”). Further, the Office of the Comptroller of the Currency is authorized under the FDICIA to determine, under certain circumstances relating to the financial condition of FNB, that the payment of dividends would be an unsafe or unsound practice and prohibit payment thereof.

Issuance of Additional Securities

FCCC has authorized common stock substantially in excess of the number of outstanding shares. As a result, the company has the flexibility to raise additional capital and to make acquisitions through the issuance of common stock without prior approval by the company’s shareholders. Issuance of these shares could dilute the book value per share and the voting power of the prior shareholders because the company has the right to issue new shares without first offering the shares to shareholders in proportion to their current ownership percentages.

Anti-Takeover Provisions

FCCC’s articles of incorporation contain certain provisions that may have the effect of deterring or discouraging an attempt to take control of FCCC. Among other things, these provisions:

• Divide FCCC’s board of directors into three classes serving staggered three-year terms;

• Eliminate cumulative voting in the election of directors;

• Require the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote generally in the election of directors, to approve (i) any merger or consolidation of FCCC or any subsidiary of FCCC with or into, or (ii) any sale, lease, exchange or other disposition of all or substantially all of FCCC’s assets to, any person which is the beneficial owner, directly or indirectly, of 20% or more of the outstanding voting securities of FCCC, unless 75% of the “Continuing Directors” recommend in favor of acceptance of any such transaction in which case the board of directors can waive the 75% voting requirement and the transaction may be effected upon the affirmative vote of the majority of the outstanding shares of FCCC common stock entitled to vote in the election of directors; and

• Require the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote generally in the election of directors, to approve (i) any sale, lease, exchange or other disposition to FCCC or any subsidiary of FCCC of any assets having an aggregate fair market value equal to or greater than 10% of FCCC’s consolidated stockholders’ equity as of the date thereof in exchange for voting securities of FCCC or any subsidiary of FCCC by any person which is the beneficial owner, directly or indirectly, of 20% or more of the outstanding voting securities of FCCC, or (ii) any reclassification of securities, recapitalization or other transactions designed to decrease the number of holders of FCCC’s voting securities remaining after any other person has acquired 20% or more of the outstanding voting securities of FCCC, unless 75% of the “Continuing Directors” recommend in favor of acceptance of any such transaction in which case the board of directors can waive the 75% voting requirement and the transaction may be effected upon the affirmative vote of the majority of the outstanding shares of FCCC common stock entitled to vote in the election of directors.

In addition, FCCC’s articles of incorporation may only be amended, altered, changed or repealed by the holders of at least 75% of the outstanding shares of common stock, unless 75% of the “Continuing Directors” recommend the amendment, alteration, change or repeal to the stockholders, in which case the affirmative vote of a majority of FCCC’s outstanding shares of common stock entitled to vote in the election of directors is required to approve any such amendment, alteration, change or repeal.  FCCC’s bylaws permit a majority of the board of directors to amend the bylaws.

For purposes of FCCC’s articles of incorporation, a “Continuing Director” shall mean a person who was a member of the board of directors prior to the date as of which a person which is the beneficial owner, directly or indirectly, of 20% or more of FCCC’s outstanding voting securities (taken together as a single class) acquired in excess of 20% of FCCC’s voting securities (taken together as a single class), or a person designated (before his or her initial election as a director) as a Continuing Director by a majority of the then Continuing Directors.

The Pennsylvania Business Corporation Law of 1988, as amended, also contains certain provisions applicable to FCCC that may have the effect of deterring or discouraging an attempt to take control of FCCC. These provisions, among other things:

• Require that, following any acquisition by any person or group of 20% of a public corporation’s voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the “fair value” of the shares, including an increment representing a proportion of any value payable for control of the corporation (Subchapter 25E of the Pennsylvania Business Corporation Law);

• Prohibit for five years, subject to certain exceptions, a “business combination” (which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets) with a person or group beneficially owning 20% or more of a public corporation’s voting power (Subchapter 25F of the Pennsylvania Business Corporation Law);

• Prevent a person or group acquiring different levels of voting power (20%, 33% and 50%) from voting any shares over the applicable threshold, unless “disinterested shareholders” approve such voting rights (Subchapter 25G of the Pennsylvania Business Corporation Law);

• Require any person or group that publicly announces that it may acquire control of a corporation, or that acquires or publicly discloses an intent to acquire 20% or more of the voting power of a corporation, to disgorge to the corporation any profits that it receives from sales of the corporation’s equity securities purchased over the prior 24 or subsequent 18 months (Subchapter 25H of the Pennsylvania Business Corporation Law);

• Expand the factors and groups (including shareholders) which a corporation’s board of directors can consider in determining whether an action is in the best interests of the corporation;

• Eliminates the preemptive right to subscribe to purchase, on a pro rata basis, additional shares of stock issued or sold by the corporation, unless provided for in the corporation’s articles of incorporation;

• Provide that a corporation’s board of directors need not consider the interests of any particular group as dominant or controlling;

• Provide that a corporation’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control;

• Provide that actions relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumed to satisfy the directors’ standard, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

• Provide that the fiduciary duty of a corporation’s directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

The Pennsylvania Business Corporation Law also explicitly provides that the fiduciary duty of directors does not require them to:

• Redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

• Render inapplicable, or make determinations under, provisions of the Pennsylvania Business Corporation Law relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

• Act as the board of directors, a committee of the board or an individual director, solely because of the effect the action might have on an acquisition or potential acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition.

Item 2.           Exhibits.

Exhibits.

Exhibit No.	Description

3.1.

Articles of Incorporation of First Chester County Corporation, as amended (Incorporated herein by reference to Exhibit 3(i) to the Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

3.2.	Amendment to First Chester County Corporation’s Articles of Incorporation.

3.3.	Amended and Restated By-laws of First Chester County Corporation.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 22, 2009		FIRST CHESTER COUNTY CORPORATION

	By:	/s/ John A. Featherman, III
John A. Featherman, III
Chairman, President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

3.1.

Articles of Incorporation of First Chester County Corporation, as amended (Incorporated herein by reference to Exhibit 3(i) to the Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

3.2.	Amendment to First Chester County Corporation’s Articles of Incorporation.

3.3.	Amended and Restated By-laws of First Chester County Corporation.